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                            April 12, 2022

       Omid Farokhzad, M.D.
       Chief Executive Officer
       Seer, Inc.
       3800 Bridge Parkway, Suite 102
       Redwood City, California 94065

                                                        Re: Seer, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-39747

       Dear Mr. Farokhzad:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Financial Statements
       Note 5. Revenue and Deferred Revenue, page 104

   1.                                                   Please tell us your
consideration of the guidance in ASC 606-10-50-5 related
                                                        to disaggregation of
revenue.
       Note 10. PROGNOMIQ, INC., page 110

   2. Please tell us your consideration of providing summarized financial information for your equity method
investment in PrognomIQ, Inc. pursuant to Rule 4-08(g) of
                                                        Regulation S-X.
 Omid Farokhzad, M.D.
Seer, Inc.
April 12, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 with any questions.



FirstName LastNameOmid Farokhzad, M.D.                    Sincerely,
Comapany NameSeer, Inc.
                                                          Division of
Corporation Finance
April 12, 2022 Page 2                                     Office of Life
Sciences
FirstName LastName